UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 26, 2021, Global Ship Lease, Inc. (the “Company”) closed its previously announced underwritten public offering (the “Offering”) of 5,400,000 Class A common shares, par value $0.01 per share (the “Common Shares”).

Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Underwriting Agreement, dated January 22, 2021, by and between the Company and Jefferies LLC, on behalf of itself and the several underwriters named in Schedule I thereto.

Attached to this Report as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Common Shares.

Attached to this Report as Exhibit 23.1 is a copy of the consent of Maritime Strategies International Ltd.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated January 21, 2021, announcing the Offering.

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated January 22, 2021, announcing the pricing of the Offering.

Attached to this Report as Exhibit 99.3 is a copy of the press release of the Company, dated January 26, 2021, announcing the closing of the Offering.

The information contained in this Report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-234343 and 333-235305).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: January 26, 2021	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer